

August 12, 2008

By facsimile to (630) 305-2900 and U.S. Mail

Mr. J. Erik Fyrwald
Chairman, President, and Chief Executive Officer
Nalco Holding Company
1601 West Diehl Road
Naperville, IL 60563-1198

Re: Nalco Holding Company
       Annual Report on Form 10-K for the fiscal year ended December 31, 2007
       July 21, 2008 response letter to June 23, 2008 comment letter
       File No. 1-32342

Dear Mr. Fyrwald:

We have completed our review of the Form 10-K and related filings and have no further comments at this time.

Very truly yours,

Pamela A. Long
Assistant Director